Exhibit A

Ceragon Reports 2025 Second Quarter Financial Results

Delivers profitability on a non-GAAP basis and free cash flow amid evolving revenue environment;
Ceragon’s technology leadership driving competitive gains and increased opportunities

Rosh Ha'ain, Israel, August 6, 2025 -- Ceragon (NASDAQ: CRNT), a leading solutions provider of end-to-end wireless connectivity, today reported its financial results for the second quarter period ended June 30, 2025.

Q2 2025 Financial Highlights:

•	Revenues of $82.3 million
•	Operating income of $2.2 million on a GAAP basis, or $4.7 million on a non-GAAP basis
•	Net income (loss) of ($1.3) million on a GAAP basis, and $2.5 million on a non-GAAP basis
•	EPS of ($0.01) per diluted share on a GAAP basis, or $0.03 per diluted share on a non-GAAP basis

Q2 2025 Business Highlights:

•	North America momentum: Bookings and revenue grew sequentially for the third consecutive quarter, exceeded $20 million, and were the highest since Q2 2024
•	Strategic customer win: Secured “preferred vendor” status in a project with a new tier-1 mobile network operator in North America, due to innovative solution based on leveraging Siklu’s technology
•	Acquisition synergy: Recent acquisitions continued to deliver incremental opportunities and expanded capabilities across both private network and CSP markets

CEO Doron Arazi commented: “The second quarter demonstrated the resilience and agility we have built into our business. We delivered solid profitability on a non-GAAP basis, generated cash, reduced debt, and advanced our strategic roadmap even as we navigated rapidly evolving dynamics in India. We are leveraging differentiated technology which delivers valuable capabilities that we believe outpaces our competitors, and these advantages are translating into new opportunities and expanded use cases that support incremental revenue and potential market share gains globally.”

“Momentum is building across North America and other regions, where our cutting-edge technology is opening doors with Tier-1 carriers and private network customers,” Arazi continued.

Primary Second Quarter 2025 Financial Results:

Revenues were $82.3 million, down 14.4% from $96.1 million in Q2 2024.

Gross profit was $28.4 million, giving us a gross margin of 34.6%, compared to gross margin of 34.8% in Q2 2024.

GAAP Operating income was $2.2 million compared with $10.4 million for Q2 2024.

GAAP Net income (loss) was ($1.3) million, or ($0.01) per diluted share, compared with $7.8 million, or $0.09 per diluted share for Q2 2024.

Non-GAAP results were as follows: Gross margin was 35.2%, operating profit was $4.7 million, and net income of $2.5 million, or $0.03 per diluted share.

Balance Sheet

Cash and cash equivalents were $29.2 million on June 30, 2025, compared to $35.3 million on December 31, 2024.

For a reconciliation of GAAP to non-GAAP results, see the attached tables.

Revenue Breakout by Geography:

Q2 2025
North America	33%
India	30%
EMEA	17%
Latin America	10%
APAC	10%

Outlook

The current visibility, especially in India, is impacting the Company’s ability to reaffirm prior guidance. Based on management’s current view, the Company assumes the following:

•	Revenue in the second half of 2025 to remain essentially consistent with first half levels
•	At these revenue levels, Ceragon anticipates generating non-GAAP profit and positive cash flow
•	Ceragon’s momentum across field engagements, customer trials, and new opportunities, as well as a rebound of stalled and delayed projects in India, establish the foundation for renewed growth in 2026.

Conference Call

The Company will host a Zoom web conference today at 8:30 a.m. ET to discuss the financial results, followed by a question-and-answer session for the investment community.

Investors are invited to register by clicking here. All relevant information will be sent upon registration.

For investors unable to join the live call, a replay will be available on the Company’s website at www.ceragon.com within 24 hours after the call.

About Ceragon

Ceragon (NASDAQ: CRNT) is a global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. Through our commitment to excellence, we empower customers to elevate operational efficiency and enrich the quality of experience for their end users.

Our customers include service providers, utilities, public safety organizations, government agencies, energy companies, and more, who rely on our wireless expertise and cutting-edge solutions for 5G & 4G broadband wireless connectivity, mission-critical services, and an array of applications that harness our ultra-high reliability and speed. Ceragon solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries.

Through our innovative, end-to-end solutions, covering hardware, software, and managed & professional services, we enable our customers to embrace the future of wireless technology with confidence, shaping the next generation of connectivity and service delivery. Ceragon delivers extremely reliable, fast to deploy, high-capacity wireless solutions for a wide range of communication network use cases, optimized to lower TCO through minimal use of spectrum, power, real estate, and labor resources - driving simple, quick, and cost-effective network modernization and positioning Ceragon as a leading solutions provider for the “connectivity everywhere” era.

For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON® is a trademark of Ceragon, registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability; growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations there from will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: Company’s forward-looking forecasts, with respect to which there is no assurance that such forecasts will materialize; Company’s ability to future plan, business, marketing and product strategies on the forecasted evolution of the market developments, such as market and territory trends, future use cases, business concepts, technologies, future demand, and necessary inventory levels; the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown; The effects of the evolving nature of the war situation in Israel and the related evolving regional conflicts; risks associated with delays in the transition to 5G technologies and in the 5G rollout; risks relating to the concentration of our business on a limited number of large mobile operators and the fact that the significant weight of their ordering, compared to the overall ordering by other customers, coupled with inconsistent ordering patterns, could negatively affect us; risks resulting from the volatility in our revenues, margins and working capital needs; disagreements with tax authorities regarding tax positions that we have taken could result in increased tax liabilities; the high volatility in the supply needs of our customers, which from time to time lead to delivery issues and may lead to us being unable to timely fulfil our customer commitments; and such other risks, uncertainties and other factors that could affect our results of operation, as further detailed in Ceragon’s most recent Annual Report on Form 20-F, as published on March 25, 2025, as well as other documents that may be subsequently filed by Ceragon from time to time with the Securities and Exchange Commission.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Ceragon’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Ceragon does not assume any obligation to update any forward-looking statements unless required by law.

The results reported in this press-release are preliminary and unaudited results, and investors should be aware of possible discrepancies between these results and the audited results to be reported, due to various factors.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Ceragon Investor & Media Contact:

Rob Fink
FNK IR
Tel. 1+646-809-4048
crnt@fnkir.com

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024

Revenues	82,262	96,088	170,914	184,586
Cost of revenues	53,822	62,627	113,375	119,057

Gross profit	28,440	33,461	57,539	65,529

Operating expenses:
Research and development, net	7,332	8,385	15,581	17,232
Sales and Marketing	11,722	11,508	24,019	22,769
General and administrative	6,940	2,295	12,376	8,158
Restructuring and related charges	-	-	3,732	1,416
Acquisition- and integration-related charges	229	915	704	1,377

Total operating expenses	26,223	23,103	56,412	50,952

Operating income	2,217	10,358	1,127	14,577

Financial and other expenses, net	2,896	1,916	1,906	4,777

Income (loss) before taxes	(679)	8,442	(779)	9,800

Taxes on income	588	609	1,468	1,564

Net income (loss)	(1,267)	7,833	(2,247)	8,236

Basic net income (loss) per share	(0.01)	0.09	(0.03)	0.10

Diluted net income (loss) per share	(0.01)	0.09	(0.03)	0.09

Weighted average number of shares used in computing basic net income (loss) per share	89,470,719	85,743,770	89,108,772	85,632,241

Weighted average number of shares used in computing diluted net income (loss) per share	89,470,719	87,921,507	89,108,772	87,753,163

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	June 30,	December 31,
	2025	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	29,216	35,311
Trade receivables, net	124,051	149,619
Inventories	59,944	59,693
Other accounts receivable and prepaid expenses	20,994	16,415

Total current assets	234,205	261,038

NON-CURRENT ASSETS:
Severance pay and pension fund	5,140	4,915
Property and equipment, net	38,007	36,764
Operating lease right-of-use assets	16,707	16,702
Intangible assets, net	22,421	16,791
Goodwill	11,046	7,749
Other non-current assets	859	1,037

Total non-current assets	94,180	83,958

Total assets	328,385	344,996

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	73,759	91,157
Deferred revenues	2,426	2,573
Short-term loans	20,500	25,200
Operating lease liabilities	3,727	2,971
Other accounts payable and accrued expenses	25,453	29,547

Total current liabilities	125,865	151,448

LONG-TERM LIABILITIES:
Accrued severance pay and pension	8,661	8,359
Operating lease liabilities	13,324	12,936
Other long-term payables	8,758	5,928

Total long-term liabilities	30,743	27,223

SHAREHOLDERS' EQUITY:
Share capital	234	232
Additional paid-in capital	452,709	447,369
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(7,703)	(10,060)
Accumulated deficit	(253,372)	(251,125)

Total shareholders' equity	171,777	166,325

Total liabilities and shareholders' equity	328,385	344,996

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024

Cash flow from operating activities:
Net income (loss)	(1,267)	7,833	(2,247)	8,236
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,632	2,941	6,964	5,880
Loss from sale of property and equipment, net	-	169	10	169
Stock-based compensation expense	1,549	1,566	2,199	2,470
Decrease (increase) in accrued severance pay and pensions, net	30	(212)	77	(564)
Decrease (increase) in trade receivables, net	21,778	(16,023)	28,162	(9,247)
Increase in other assets (including other accounts receivable, prepaid expenses, other non-current assets, and the effect of exchange rate changes on cash and cash equivalents)	(1,179)	(652)	(2,319)	(1,383)
Decrease in inventory	2,206	1,186	127	8,555
Decrease in operating lease right-of-use assets	1,323	1,694	2,054	2,626
Increase (decrease) in trade payables	(13,961)	12,075	(18,045)	589
Decrease in other accounts payable and accrued expenses (including other long-term payables)	(3,285)	(2,196)	(2,531)	(94)
Decrease in operating lease liability	(90)	(1,922)	(915)	(2,942)
Increase (decrease) in deferred revenues	26	(1,637)	(164)	(2,946)
Net cash provided by operating activities	10,762	4,822	13,372	11,349

Cash flow from investing activities:
Purchases of property and equipment, net	(3,957)	(4,562)	(7,426)	(7,955)
Software development costs capitalized	(1,173)	(676)	(1,711)	(989)
Payments made in connection with business acquisitions, net of acquired cash	-	-	(6,570)	-
Net cash used in investing activities	(5,130)	(5,238)	(15,707)	(8,944)

Cash flow from financing activities:
Proceeds from exercise of stock options	143	284	651	542
Repayments of bank credits and loans, net	(4,700)	(2,050)	(4,700)	(4,150)
Net cash used in financing activities	(4,557)	(1,766)	(4,049)	(3,608)

Effect of exchange rate changes on cash and cash equivalents	453	(298)	289	(731)

Increase (decrease) in cash and cash equivalents	1,528	(2,480)	(6,095)	(1,934)
Cash and cash equivalents at the beginning of the period	27,688	28,783	35,311	28,237
Cash and cash equivalents at the end of the period	29,216	26,303	29,216	26,303

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024

GAAP cost of revenues	53,822	62,627	113,375	119,057
Stock-based compensation expenses	(81)	(134)	(189)	(265)
Amortization of acquired intangible assets	(451)	(189)	(956)	(378)
Excess cost on acquired inventory in business combination (*)	-	-	-	(124)
Non-GAAP cost of revenues	53,290	62,304	112,230	118,290

GAAP gross profit	28,440	33,461	57,539	65,529
Stock-based compensation expenses	81	134	189	265
Amortization of acquired intangible assets	451	189	956	378
Excess cost on acquired inventory in business combination (*)	-	-	-	124
Non-GAAP gross profit	28,972	33,784	58,684	66,296

GAAP Research and development expenses	7,332	8,385	15,581	17,232
Stock-based compensation expenses	(123)	(184)	(278)	(336)
Non-GAAP Research and development expenses	7,209	8,201	15,303	16,896

GAAP Sales and marketing expenses	11,722	11,508	24,019	22,769
Stock-based compensation expenses	(330)	(387)	(640)	(683)
Amortization of acquired intangible assets	(275)	(117)	(497)	(388)
Non-GAAP Sales and marketing expenses	11,117	11,004	22,882	21,698

GAAP General and administrative expenses	6,940	2,295	12,376	8,158
Stock-based compensation expenses	(1,015)	(861)	(1,092)	(1,186)
Non-GAAP General and administrative expenses	5,925	1,434	11,284	6,972

GAAP Restructuring and related charges	-	-	3,732	1,416
Restructuring and related charges	-	-	(3,732)	(1,416)
Non-GAAP Restructuring and related charges	-	-	-	-

GAAP Acquisition- and integration-related charges	229	915	704	1,377
Acquisition- and integration-related charges	(229)	(915)	(704)	(1,377)
Non-GAAP Acquisition- and integration-related charges	-	-	-	-

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024

GAAP Operating income	2,217	10,358	1,127	14,577
Stock-based compensation expenses	1,549	1,566	2,199	2,470
Amortization of acquired intangible assets	726	306	1,453	766
Excess cost on acquired inventory in business combination (*)	-	-	-	124
Restructuring and other charges	-	-	3,732	1,416
Acquisition- and integration-related charges	229	915	704	1,377
Non-GAAP Operating income	4,721	13,145	9,215	20,730

GAAP Financial and other expenses, net	2,896	1,916	1,906	4,777
Leases – financial income (expenses)	(1,233)	207	(1,138)	319
Non-cash revaluation associated with business combination	16	477	1,948	(196)
Non-GAAP Financial and other expenses, net	1,679	2,600	2,716	4,900

GAAP Tax expenses	588	609	1,468	1,564
Non cash tax adjustments	-	-	-	(413)
Non-GAAP Tax expenses	588	609	1,468	1,151

GAAP Net income (loss)	(1,267)	7,833	(2,247)	8,236
Stock-based compensation expenses	1,549	1,566	2,199	2,470
Excess cost on acquired inventory in business combination (*)	-	-	-	124
Amortization of acquired intangible assets	726	306	1,453	766
Restructuring and other charges	-	-	3,732	1,416
Acquisition- and integration-related charges	229	915	704	1,377
Leases – financial expenses (income)	1,233	(207)	1,138	(319)
Non-cash revaluation associated with business combination	(16)	(477)	(1,948)	196
Non-cash tax adjustments	-	-	-	413
Non-GAAP Net income	2,454	9,936	5,031	14,679

GAAP basic net income (loss) per share	(0.01)	0.09	(0.03)	0.10

GAAP diluted net income (loss) per share	(0.01)	0.09	(0.03)	0.09

Non-GAAP Diluted net income per share	0.03	0.11	0.06	0.17

Weighted average number of shares used in computing GAAP basic net income (loss) per share	89,470,719	85,743,770	89,108,772	85,632,241

Weighted average number of shares used in computing GAAP diluted net income (loss) per share	89,470,719	87,921,507	89,108,772	87,753,163

Weighted average number of shares used in computing Non-GAAP diluted net income per share	91,245,422	87,921,507	91,381,985	87,753,163

(*) Consists of charges to cost of revenues for the difference between the fair value of acquired inventory in business combination, which was recorded at fair value, and the actual cost of this inventory, which impacts the Company’s gross profit.